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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and
Amendments Thereto Filed Pursuant to Rule 13d-2.

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Western Reserve Bancorp, Inc.
(Name of Issuer)
Common Stock, no par value, $1.00 stated value
(Title of Class of Securities)
959330 10 1
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No.	959330 10 1

1	NAMES OF REPORTING PERSONS: Edward J. McKeon

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION: U.S.A.

	5	SOLE VOTING POWER:

NUMBER OF		44,452(1)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		117 (1)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		44,452 (1)

WITH:	8	SHARED DISPOSITIVE POWER:

117 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

44,569 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

7.3% (Based on 573,277 shares of common stock outstanding as of 12/31/06)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

Item 1
Item 2
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a
Item 4. Ownership
Item 5. Ownership of Five Percent or Less of a Class
Item 6. Ownership of More than Five Percent on Behalf of Another Person — Not applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company — Not Applicable
Item 8. Identification and Classification of Members of the Group — Not Applicable
Item 9. Notice of Dissolution of Group — Not Applicable
Item 10. Certification — Not Applicable
SIGNATURE

Item 1.

(a)	Name of Issuer:

Western Reserve Bancorp, Inc.

Address of Issuer’s Principal Executive Offices:
(b)
4015 Medina Road, Suite 100
Medina, Ohio 44256
Item 2.

(a)	Name of Persons Filing:
Edward J. McKeon

(b)	Address of Principal Business Offices or, if None, Residence:
4015 Medina Road, Suite 100
Medina, Ohio 44256

(c)	Citizenship:
U.S.A.

(d)	Title of Class of Securities:
Common Stock, no par value, $1.00 stated value

(e)	CUSIP Number: 959330 10 1

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Amount beneficially owned: 44,569 (1)

(b)	Percent of class: 7.3%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 44,452 (1)

	(ii)	Shared power to vote or to direct the vote 117 (1)

	(iii)	Sole power to dispose or to direct the disposition of 44,452 (1)

	(iv)	Shared power to dispose or to direct the disposition of 117 (1)

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person — Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company – Not Applicable

Item 8.	Identification and Classification of Members of the Group — Not Applicable

Item 9.	Notice of Dissolution of Group — Not Applicable

Item 10.	Certification — Not Applicable
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 5, 2007

/s/ Edward J. McKeon
Edward J. McKeon

(1)	All share amounts have been adjusted for a five-for-four stock split on September 22, 2006.